EXHIBIT 99.2

September 19, 2011

Immediate Report

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the update of section 1.4.3 in the Update of the Corporation's Business in the Company's financial statements for the period ended June 30, 2011, we hereby report that in the hearing today in the Tel Aviv District Court, the parties agreed to accept the position of the Court that the approval of the Court for a distribution in accordance with the provisions of Section 303 of the Companies Law, does not derogate in any way from the statutory duties of the officers of the Company.

The Court decided that the above agreement renders superfluous the need for a hearing of the other issues raised in the applications filed in the Court. The Court noted that this does not prevent a creditor who can claim a material change for the worse in the repayment ability of the Company, from applying to the Court.

The Company clarifies that this decision does not change continued payments of the special dividend or the regular dividend policy of the Company, nor is a renewed application to the Court required before making any payment.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.